(LOGO)
STUDENT LOAN MARKETING ASSOCIATION
1050 Thomas Jefferson Street, N.W.
Washington, D.C. 20007-3871
(202) 298-2500

                                                                   June xx, 1997

Dear Sallie Mae Shareholder:

     With this letter, we enclose the proxy and registration materials for the Special Meeting of Shareholders that will be held on July xx, 1997. A MAJORITY OF SALLIE MAE'S EXISTING DIRECTORS STRONGLY URGE YOU TO COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED BLUE PROXY CARD VOTING "FOR" ADOPTION OF THE REORGANIZATION PROPOSAL AND "FOR" ELECTION OF THE MAJORITY DIRECTOR SLATE DESCRIBED IN THE ACCOMPANYING MATERIALS.

     The members of the Board of Directors slate nominated by a majority of the Sallie Mae Board have asked me to serve as the non-executive Chairman of the Board if we are elected to lead the privatized company. I am writing to tell you the views and recommendations of the Majority Director Slate nominees.

     PRIVATIZATION IS, UNQUESTIONABLY, THE CORNERSTONE OF OUR COMPANY'S
FUTURE.   The accompanying materials describe a plan of privatization endorsed both by Management and by the CRV. The governance provisions proposed by the Majority Director Slate nominees contain strong shareholder rights provisions recommended to us by our shareholders during the last month. It is an excellent plan, and it should serve our company well.

     IF PRIVATIZATION IS APPROVED, AS IT SHOULD BE, THE OUTSTANDING ISSUES BEFORE YOU WILL BOIL DOWN TO THESE: WHICH BUSINESS PLAN SHOULD SALLIE MAE FOLLOW? AND, WHO SHOULD LEAD OUR COMPANY?

     Management's post-privatization business plan builds on the additional share value growth potential that privatization will make possible. The central features of this plan are the following: maximize student loan revenue through expansion of the highly successful school-based strategy and through disciplined spot market purchases; significantly reduce operating expenses as a percent of managed student loans; aggressively manage capital primarily through loan securitizations and common share repurchases; invest in our servicing and client-support systems to fuel earnings growth; minimize political risk; and gradually introduce new revenue sources that draw on our operating skills, our business relationships and our customer base. This plan has generated exceptional growth in shareholder value over the last two years. Privatization will enhance its potential for further growth.

     YOU WILL HAVE THE OPPORTUNITY TO COMPARE OUR BUSINESS PLAN WITH THAT OF THE CRV. OUR VIEW IS THAT SALLIE MAE'S BASIC BUSINESS, AS PRESENTLY CONSTITUTED, IS A PARTICULARLY ATTRACTIVE INVESTMENT; THE CRV'S DECLARED INTENTIONS PLACE THIS BUSINESS NEEDLESSLY AT RISK. We have lost a substantial volume of student loan purchases in the last two months as a result of the CRV's publicly-declared intention to originate student loans in head-to-head competition with our principal business suppliers. We consider it essential to halt this business erosion; the place to discuss these ideas is in the boardroom, not in the news media.

     BY NOW YOU SHOULD KNOW THAT LAWRENCE A. HOUGH HAS ANNOUNCED HIS RESIGNATION AS PRESIDENT AND CHIEF EXECUTIVE OFFICER EFFECTIVE UPON COMPLETION OF THE TRANSITION TO PRIVATIZATION AND THE SELECTION OF A NEW CHIEF EXECUTIVE
OFFICER.   Sallie Mae owes Larry Hough a large debt of gratitude for his accomplishments as CEO, achieving landmark privatization legislation not least among them. His initiative allows us to seek out a new chief executive officer with a substantial record of share value creation outside the GSE context -- where Sallie Mae will soon be operating.

     INSTALLING A NEW CHIEF EXECUTIVE WILL BE THE NEW BOARD'S IMMEDIATE PRIORITY. HOWEVER, THERE WILL BE NO GAP IN SALLIE MAE LEADERSHIP. UNTIL HIS SUCCESSOR IS IN PLACE, LARRY HOUGH WILL REMAIN IN CHARGE, EXECUTING OUR BUSINESS PLAN, WITH THE FULL SUPPORT OF THE BOARD AND THE MANAGEMENT TEAM. THIS WILL BE AN ORDERLY, PRODUCTIVE AND PROFITABLE TRANSITION.

     OUR NEW CEO WILL BE GUIDED AND SUPPORTED BY A STRONG BOARD OF DIRECTORS AND
THE PROVEN EXISTING MANAGEMENT TEAM.   Our Board nominees, described in the
materials that follow, bring an impressive array of leadership experiences to the Company.

     WE BELIEVE A MAJORITY OF SHAREHOLDERS DO NOT WISH THE CRV TO CONTROL SALLIE MAE -- BUT THEY DO WANT MEANINGFUL CRV REPRESENTATION ON THE BOARD OF DIRECTORS. ACCORDINGLY, WE HAVE RESERVED FIVE OF THE FIFTEEN PLACES ON OUR SLATE OF DIRECTORS FOR REPRESENTATIVES OF THE CRV. The Majority Director Slate nominees believe this arrangement can be made to work for the benefit of shareholders.

     Sallie Mae possesses a unique business franchise for shareholder value creation, as the last two years have clearly shown. The privatization plan, business plan and Board slate we present here represent a consensus of Board members, management and shareholders as to how to best maintain that business leadership and that value creation. I URGE YOU TO READ CAREFULLY THE MATERIAL THAT FOLLOWS -- AND TO VOTE FOR MAINTAINING THE MOMENTUM OF SALLIE MAE BY COMPLETING, SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD, USING THE POSTAGE-PAID ENVELOPE.

                                          Sincerely,

                                          David J. Vitale

     If you have any questions or need assistance in voting your shares, please call the Majority Directors' proxy solicitor, D.F. King & Co., Inc., toll free at 1-800-848-3410. Your vote is important. Please act promptly.

                   SUBJECT TO COMPLETION, DATED JUNE 13, 1997

                           PROXY STATEMENT SUPPLEMENT
                                       OF
                   THE MAJORITY OF THE BOARD OF DIRECTORS OF
                       STUDENT LOAN MARKETING ASSOCIATION

                            ------------------------

        SOLICITATION OF PROXIES IN FAVOR OF THE REORGANIZATION PROPOSAL
                AND THE SELECTION OF THE MAJORITY DIRECTOR SLATE

     This Proxy Statement Supplement (the "Majority Director Supplement") and the enclosed BLUE proxy card are being furnished to shareholders of the Student Loan Marketing Association ("Sallie Mae") in connection with the solicitation of proxies by and on behalf of the majority of the Board of Directors of Sallie Mae (the "Majority Directors") for use at the Special Meeting of shareholders of
Sallie Mae called for July   , 1997 (the "Special Meeting"). This Majority
Director Supplement describes the slate of nominees recommended by the Majority Directors (the "Majority Director Slate"), the business strategy the Majority Director Slate intends to pursue and the governance structure which will be implemented for the Holding Company if the Majority Directors Slate is elected. This Majority Director Supplement is being furnished to shareholders together
with the Proxy Statement/Prospectus dated June   , 1997 (the "Proxy Statement/
Prospectus") and comprises an integral part of such Proxy Statement/Prospectus. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement/ Prospectus.

     The Majority Directors solicit your proxy in favor of (i) the approval and adoption of an Agreement and Plan of Reorganization, as more fully described in the Proxy Statement/Prospectus (such proposal, the "Reorganization Proposal"), and (ii) if the Reorganization Proposal is approved, the selection of the Majority Director Slate as the initial Holding Company Board of Directors in connection with the Reorganization (such proposal, the "Board Slate Proposal"). To this end, the Majority Directors urge you to sign, date and return the BLUE proxy card that accompanies this Majority Director Supplement.

     Shareholders will also be receiving, in a separate mailing, a proxy statement supplement prepared by the Committee to Restore Value at Sallie Mae, a group of shareholder dissidents, which includes eight of the 21 current Sallie Mae directors, seeking control of the Company (the "CRV"). The Majority Directors have not participated in the preparation of such CRV proxy statement supplement and assume no responsibility for statements contained therein.

     The following legend is required by the Privatization Act (as defined herein) in connection with the offering of securities by the Holding Company, including the Holding Company Common Stock:

OBLIGATIONS OF THE HOLDING COMPANY AND ANY SUBSIDIARY OF THE HOLDING COMPANY ARE NOT GUARANTEED BY THE FULL FAITH AND CREDIT OF THE UNITED STATES AND NEITHER THE HOLDING COMPANY NOR ANY SUBSIDIARY OF THE HOLDING COMPANY IS A
GOVERNMENT-SPONSORED ENTERPRISE (OTHER THAN SALLIE MAE) OR AN INSTRUMENTALITY OF THE UNITED STATES.

     If you have any question or need assistance in voting your shares, please call the Majority Directors' proxy solicitor, D.F. King & Co., Inc., toll free at 1-800-848-3410.

          THE DATE OF THIS PROXY STATEMENT SUPPLEMENT IS JUNE   , 1997

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
MAJORITY DIRECTOR SLATE SUMMARY.......................................................     1
MAJORITY DIRECTOR SLATE NOMINEES......................................................     2
BUSINESS STRATEGY.....................................................................     5
     Executive Summary................................................................     5
     Maximizing Income from the Student Loan Industry.................................     7
     Controlling Operating Expenses...................................................    15
     Maximizing Return Through Shareholder Value-Based Funding and Capital
      Management......................................................................    18
COMPARISON OF STOCKHOLDER RIGHTS......................................................    20

                            YOUR VOTE IS IMPORTANT.

     THE MAJORITY DIRECTORS URGE YOU TO PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD, USING THE ACCOMPANYING POSTAGE-PAID ENVELOPE, VOTING "FOR" ADOPTION OF THE REORGANIZATION PROPOSAL AND SELECTION OF THE MAJORITY DIRECTOR SLATE.

     The Majority Directors also urge you NOT to sign or return any of the green proxy cards sent to you by the CRV. If you already have signed the CRV's green proxy card, you have every right to change your vote by signing, dating and returning the enclosed BLUE proxy card. Only your latest dated proxy counts.

                            ATTENTION BROKER CLIENTS

     If your shares are held for you by a brokerage firm, only your broker can vote your shares and only after receiving your specific voting instructions. Please complete, sign, date and return the enclosed voting instruction form using the accompanying postage-paid envelope. To ensure that your shares are voted as you direct, you also should call your broker or account representative and instruct that person to cast your vote on the Majority Directors' BLUE proxy card today.

                            ------------------------

     IF YOU HAVE ANY QUESTION OR NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CALL THE MAJORITY DIRECTORS' PROXY SOLICITOR, D.F. KING & CO., INC., TOLL FREE AT 1-800-848-3410.

                            ------------------------

             THE SPECIAL MEETING HAS BEEN CALLED FOR JULY   , 1997.
                              PLEASE ACT PROMPTLY.

                        MAJORITY DIRECTOR SLATE SUMMARY

     Sallie Mae, as sole stockholder of the Holding Company prior to the Reorganization, will appoint the members of the Holding Company Board to serve until their successors are duly elected. If the Reorganization Proposal is approved by shareholders, the Sallie Mae Board will elect to the Holding Company Board the 15 nominees that receive the highest plurality of the votes cast in person or by proxy in respect of the Board Slate Proposal. In the event that the Reorganization Proposal is approved by shareholders and the Majority Director Slate receives the highest plurality of votes cast in respect of the Board Proposal, the 10 individuals named below under the caption "Majority Director Slate Nominees" will be elected by Sallie Mae to the Holding Company Board. The individuals who comprise the Majority Director Slate Nominees include five members of the current Sallie Mae Board of Directors and five outstanding new members. The Majority Director Slate Nominees include an impressive range of leaders of public companies whom the Majority Directors believe will provide the breadth and depth of experience and talent the Company will require in facing future challenges.

     The initial size of the Holding Company Board has been set at 15 members, which is greater than the 10 nominees included in the Majority Director Slate. Accordingly, if the Reorganization Proposal is approved by shareholders and the Majority Director Slate receives the highest plurality of votes cast in person or by proxy at the Special Meeting in respect of the Board Slate Proposal, once the Majority Director Slate is seated, the remaining 5 seats on the Holding Company Board would be filled from among those nominees included in the CRV Slate who have consented to serve under such circumstances on the Holding Company Board. There can be no assurances, however, which nominees included in the CRV Slate, if any, would so consent to serve. If fewer than five nominees included in the CRV Slate consent to serve, any vacant Holding Company Board position will either be filled by the Holding Company Board or left vacant until the next election of directors. The Majority Directors have no current intention to fill any such vacancies prior to the next election of directors. See "MAJORITY DIRECTOR SLATE NOMINEES."

     In the event that the Reorganization Proposal is approved by shareholders and the Majority Director Slate receives the highest plurality of votes cast in person or by proxy at the Special Meeting in respect of the Board Slate Proposal, the Majority Director Slate, once elected to the Holding Company Board, intends to pursue the business plan for the Holding Company set forth in this Proxy Statement Supplement. See "BUSINESS STRATEGY."

     In the event that the Reorganization Proposal is approved by shareholders and the Majority Director Slate receives the highest plurality of votes cast in person or by proxy at the Special Meeting in respect of the Board Slate Proposal, the Majority Director Slate, once elected to the Holding Company Board, and Sallie Mae (as sole shareholder of the Holding Company) will take or cause to be taken any and all actions they deem necessary or appropriate to amend the Holding Company's Certificate of Incorporation and By-Laws so as to implement the provisions of the Holding Company Charter and the Holding Company By-Laws, as described in this Proxy Statement Supplement. See "COMPARISON OF STOCKHOLDER RIGHTS."

                        MAJORITY DIRECTOR SLATE NOMINEES

     The Majority Directors, based on their experiences involving the recent solicitation of Sallie Mae shareholders and their discussions with various shareholders, believe that a majority of Sallie Mae shareholders desire a Holding Company Board that is comprised of a majority of members that support the business strategy discussed herein under the section entitled "BUSINESS STRATEGY" but also includes significant representation by members of the CRV. Accordingly, the Majority Directors have proposed the following slate of 10 outstanding nominees to the Holding Company Board, including five current members of the Sallie Mae Board and five new individuals with a broad array of experience and talent. As structured, the Majority Director Slate also provides 5 seats for nominees included in the CRV Slate, should such nominees consent to serve.

     The Majority Directors also believe that accountability to shareholders is best insured by having a Chairman of the Holding Company Board who is not affiliated with management or otherwise having a director who is independent of management and has responsibility for leading the oversight function of the Holding Company Board. To this end, the Holding Company Charter and the Holding Company By-Laws proposed by the Majority Directors provide for certain corporate governance provisions, see "COMPARISON OF STOCKHOLDER RIGHTS," and the Majority Directors have determined that, should the nominees included in the Majority Director Slate be seated, Mr. David J. Vitale will be elected as Chairman of the Holding Company Board. Mr. Vitale has stated his intention, as Chairman, to develop a set of written governance policies to enhance director professionalism, shareholder accountability and long-term corporate performance.

MAJORITY DIRECTOR SLATE NOMINEES

                                NAME AND AGE AT MARCH 31, 1997
----------------------------------------------------------------------------------------------
William Arceneaux*.............   President, Louisiana Association of Independent Colleges and
Age 55                            Universities, Baton Rouge, LA (1987-present). Mr. Arceneaux also is Chairman of CSLA, Inc. and Foundation CODOFIL. He is director and former chairman of the Board of Louisiana
                                  Public Broadcasting.
Dolores E. Cross**.............   President, GE Fund (effective October 1, 1997); President,
Age 58                            Chicago State University (1990-present), Chicago, Illinois.
                                  She is a Director of Northern Trust Company where she serves on the Business Risk and Strategic Planning Committees. Dr.
                                  Cross served as a member the Sallie Mae Board of Directors
                                  (1992-1995). Dr. Cross also serves as a Director of Campus
                                  Compact and of the Association of Black Women in Higher
                                  Education. Dr. Cross previously served as Secretary to the
                                  Board, American Council on Education. Dr. Cross is
                                  Chairman-elect of the American Association of Higher
                                  Education.
David A. Daberko*..............   Chairman and Chief Executive Officer of National City
Age 51                            Corporation (July 1995-present). Mr. Daberko previously
                                  served as President and Chief Operating Officer (1993-July
                                  1995) and as Deputy Chairman at National City Corporation
                                  (1987-1993), as well as Chairman, National City Bank, both located in Cleveland, OH. He also serves as a director of
                                  National City Bank, Cleveland; National City Bank, Columbus;
                                  National City Bank, Indiana. He is also on the Boards of
                                  Case-Western Reserve University, and the Ohio Foundation of
                                  Independent Colleges.
Gale Duff-Bloom................   President of Marketing and Company Communications, J.C.
Age 57                            Penney Company, Inc. (1996-Present). Previously, Ms.
                                  Duff-Bloom held various executive positions at J.C. Penney
                                  Company, including Executive Vice President of Company
                                  Communications and Senior Vice President of Investor and
                                  Community Relations. Ms. Duff-Bloom is also a director of
                                  the Geon Company.

                                NAME AND AGE AT MARCH 31, 1997
----------------------------------------------------------------------------------------------
Richard L. Huber...............   Vice Chairman, Strategy, Finance and Administration and
Age 60                            member of the Board, Aetna Inc. (1995-present). Formerly,
                                  Mr. Huber was President and Chief Operating Officer of Grupo
                                  Wasserstein Perella, (1994-95) and Vice Chairman, Board of
                                  Directors of Continental Bank Corp./Continental Bank, N.A.,
                                  Chicago (1990-94). He also previously held various senior
                                  executive positions at The Chase Manhattan Bank, N.A. and
                                  Citibank, N.A. Mr. Huber is also a director of Capital Re
                                  and a Trustee of Trinity College.
Thomas H. Jacobsen*............   Chairman, President, and Chief Executive Officer of
Age 57                            Mercantile Bancorporation Inc., St. Louis, MO
                                  (1989-present). Mr. Jacobsen presently serves as director of
                                  Trans World Airlines, Inc. and Union Electric Company.
Ann Reese......................   Executive Vice President and Chief Financial Officer, ITT
Age 44                            Corporation (1996-present). Ms. Reese served in various
                                  positions of increasing responsibility at ITT Corporation
                                  (1987-1996).
Lawrence Ricciardi.............   Senior Vice President, General Counsel and interim Chief
Age 56                            Financial Officer, International Business Machines
                                  (1995-present). Previously, Mr. Ricciardi served in various positions of increasing responsibility at RJR Nabisco
                                  Holding Corp., including President, Co-Chairman and Chief
                                  Executive Officer and Executive Vice President & General
                                  Counsel (1989-1995).
John W. Spiegel*...............   Executive Vice President and Chief Financial Officer,
Age 56                            SunTrust Banks, Inc. and Treasurer, SunTrust Banks of
                                  Georgia, Atlanta, GA (1985-present). He is also a member of the board of directors of Rock-Tenn Company and
                                  ContiFinancial Corporation, and Suburban Lodges of America.
David J. Vitale*...............   Vice Chairman of First Chicago NBD Corporation and President
Age 50                            of The First National Bank of Chicago, Chicago, IL
                                  (1995-present). In 1995, Mr. Vitale served as Senior Risk
                                  Management Officer. He previously served as Vice Chairman
                                  (1993-1995) of The First National Bank of Chicago and First
                                  Chicago Corporation, Chicago, IL and as Executive Vice
                                  President of First Chicago Corporation (1986-1993). Mr.
                                  Vitale is a director of First Chicago Investment Management
                                  Company, Chicago, IL and a Trustee of the Illinois Institute
                                  of Technology.

---------------

 * Currently a member of the Sallie Mae Board of Directors.

** Currently a member of the Sallie Mae Board of Directors Advisory Council and formerly a member of the Sallie Mae Board of Directors. Not re-elected at the 1995 Annual Meeting of Sallie Mae shareholders.

BOARD AND MANAGEMENT OWNERSHIP OF THE HOLDING COMPANY

     The following table provides information regarding shares of Sallie Mae Common Stock owned by the nominees included in the Majority Director Slate who have consented to serve as Holding Company directors and the Company's management at June 6, 1997, unless otherwise indicated. None of such persons nor such persons as a group was the beneficial owner of more than 1 percent of the outstanding shares of Sallie Mae Common Stock at June 6, 1997. If the Reorganization is approved, all shares of Sallie Mae Common Stock beneficially owned by such persons shall be converted into shares of Holding Company Common Stock.

                                                                                 TOTAL SHARES    MAY BE
                                                                                  OWNED AND      ACQUIRED
                                                                 CREDITED TO     CREDITED TO     WITHIN
                                                                 BENEFIT PLAN    BENEFIT PLAN      60
                                                      OWNED(1)    ACCOUNT(2)      ACCOUNT(3)     DAYS(4)
                                                      -------    ------------    ------------    -------
MAJORITY DIRECTOR SLATE NOMINEES
William Arceneaux..................................     1,591        2,762            4,353       2,500
Dolores E. Cross...................................       150            0              150           0
David A. Daberko...................................     1,288        3,697            4,985       4,000
Gale Duff-Bloom....................................         0            0                0           0
Richard L. Huber...................................         0            0                0           0
Thomas H. Jacobsen.................................     1,775          873            2,648       4,000
Ann Reese..........................................         0            0                0           0
Lawrence Ricciardi.................................         0            0                0           0
John W. Spiegel....................................       742          322            1,064       4,000
David J. Vitale....................................       775       12,371           13,146       4,000

HOLDING COMPANY NAMED EXECUTIVE OFFICERS
Timothy G. Greene..................................     6,940        2,678            9,618      58,920
Lawrence A. Hough..................................   140,580        6,248          146,828     178,250
Lydia M. Marshall..................................    11,186        1,486           12,672      38,800
Denise B. McGlone..................................     9,086        1,602           10,688      32,500

MAJORITY DIRECTOR SLATE NOMINEES AND
  NAMED EXECUTIVE OFFICERS AS A GROUP..............   174,113       32,039          206,152     326,970

---------------

(1) Consists of shares held, directly or indirectly, by the individual or a related party, including restricted shares, and, in the case of officers, shares credited directly to the individual's account under the Employees' Thrift and Savings Plan. Pursuant to the Employees' Thrift and Savings Plan, a participant has the power to direct the voting of stock held on his behalf in the Employees' Thrift and Savings Plan Trust.

(2) Consists of shares credited, as of April 30, 1997, under the Directors' Deferred Compensation Plan, the Supplemental Employees' Thrift and Savings Plan, and the Deferred Compensation Plan for Key Employees.

(3) Consists of total of columns 1 and 2.

(4) Consists of shares which may be acquired through the Stock Option Plan and the Board of Directors' Stock Option Plan.

     Sallie Mae's current chief executive officer, Mr. Lawrence A. Hough, has discussed with the Majority Directors his belief that the newly-privatized Holding Company should have a new chief executive with a demonstrated record of success in the public company sector, and that executive experience solely in the GSE-context is not ideal. The Majority Directors share these beliefs and have determined that the new Holding Company Board will establish a search committee to select an individual with broad-based public company experience to serve as the chief executive officer of the Holding Company following the Reorganization. Mr. Hough has stated that he will resign upon selection of the new chief executive officer. In the interim, Mr. Hough will continue to serve as CEO and assist in the selection process.

                               BUSINESS STRATEGY

     The following discussion contains certain forward-looking statements and information relating to the Company that are based on the beliefs of Company Management as well as assumptions made by and information currently available to the Company. Such forward-looking statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Estimates contained herein of future performance under the Majority Director Slate's business plan reflect Management's assessment of probable results of operations, given certain assumptions that Management believes are reasonable. The Majority Director Slate's business plan was developed based upon an integrated model with a number of independent variables, certain of which are beyond the Company's control. In addition to assumptions described elsewhere, the estimates contemplate that the offset fee litigation with respect to securitized loans will be resolved in the Company's favor in 1998 and that there will be no legislative or regulatory changes affecting the market share or profitability of either the FFELP or the FDSLP. In addition, the estimates assume that the FFELP industry will be successful in modifying OBRA provisions which change the special allowance for student loans made on or after July 1, 1998. Should one or more of these risks or uncertainties materialize, variables change or underlying assumptions prove incorrect, actual results may vary materially from those described in this Majority Director Supplement. Information concerning the CRV's business plan was derived from materials previously distributed by the CRV. Industry data on the FFELP and the FDSLP contained herein is based on sources that the Company believes to be reliable and to present the best available information for these purposes, including published and unpublished Department of Education data and industry publications. The Company does not intend to update any of the forward-looking statements contained herein. For additional information relating to the Company and its future, investors should review the Company's Proxy
Statement/Prospectus dated June   , 1997 including the information set forth
under the caption "Risk Factors."

     In the event that the Reorganization Proposal is approved and the Majority Director Slate receives the highest plurality of votes cast in respect of the Board Slate Proposal, the nominees included in the Majority Director Slate, once elected to the Holding Company Board, intend to implement the business plan discussed below.

EXECUTIVE SUMMARY

MANAGEMENT'S STRATEGY IS A GROWTH STRATEGY

     During the first 21 years of its 25 year history, Sallie Mae's mission, marketplace focus, and strategy were essentially unchanged. Since 1992, however, the Company has undergone a complete overhaul in how it views its marketplace, defines its customer, competes for business, and is viewed by its constituents. This transformation was driven by stagnating loan purchase volumes in the early 90's -- base volume (i.e., all FFELP loan volume except consolidation loans) peaked at about $5 billion in 1990 and remained at that level in 1991 and 1992 -- and by a set of serious external challenges. Among these challenges were the devastating effects of the 1993 Omnibus Budget Reconciliation Act ("OBRA"), including legislated margin reductions and introducing the federal government as a direct competitor ("direct lending").

     Management's successful initiatives restored market share growth, removed the Company from commodity price competition, reduced operating expenses as a percent of average managed (on balance sheet plus securitized) student loans ("managed student loans") and stalled government direct lending -- the most significant threat to the Company's business in its 25 year history. Sallie Mae's transformation will continue as the student loan industry undergoes fundamental change. Nevertheless, as the recognized industry leader, the Company is in an enviable position. The Company led the industry's move to improve and simplify the student loan process and product. Education and education-finance are growth businesses, and Sallie Mae is the largest U.S. public company whose focus is solely on education finance.

     As a result of its transformation over the past few years, Sallie Mae has an unmatched standing to address the education financing needs of American families as well as the needs of higher education institutions and, thereby, benefit through significant growth in its core student lending business. Privatization comes at precisely the right time in the Company's history. It provides the Company with an opportunity, unconstrained by its GSE charter limitations, to innovate further in student lending and generate student loan purchase growth in excess of overall market growth.

     The Company's strategy is designed to deliver market share growth and margin expansion. It positions the Company to maximize earnings from a changing student loan industry. It recognizes the many constituents who influence our growth -- consumers, schools, the federal government, lenders, guarantors, servicers, competitors -- and positions the Company to deal adroitly with each, all with the aim of becoming the provider of choice in higher education for consumers and schools.

     To capitalize on this unique market position, management has implemented a growth strategy directed toward three goals: 1) maximizing income from the student loan industry by building on the school-based strategy, 2) controlling operating expenses and 3) managing capital aggressively.

     1) MAXIMIZING INCOME FROM THE STUDENT LOAN INDUSTRY BY BUILDING ON THE SCHOOL-BASED STRATEGY

     The student loan asset can generate earnings for Sallie Mae in two basic ways -- the Company can acquire loans and garner all of the income available or the Company can service loans and realize a portion of the income available by collecting fees for conducting the back-office processing on the loans. The school-based strategy, developed and implemented by Management, is based on an analysis of the economics of these alternatives and provides the foundation for the Company's plan of growth and value creation. Management's objective is straightforward: to acquire the most loans at the least possible cost.

     The Company's school-based strategy involves the development and marketing of differentiated products and services designed to meet school and borrower needs, thereby creating preferential demand for Sallie Mae and Sallie Mae's lending partners. Borrower-focused products include flexible repayment options and rewards for on-time payment. Other products and services, such as ExportSS(R), LineSS(SM), and EFT address the schools' needs for improved front-end application processing and help lenders manage costs.

     The Company's "brand within a brand" distribution strategy leverages the broad national origination capability of its 900 commitment lenders and capitalizes on their brand name recognition and their consumer and school marketing efforts. Management believes the strategy ensures a predictable loan flow to the Company at lower relative premiums because of the value the Company provides.

     The school-based strategy plays a key role in achieving two broad corporate objectives: stalling direct lending and profitably increasing marketshare.

     Management's strategy has been successful:

     - Sallie Mae's managed student loan portfolio increased at a 14 percent compound annual growth rate ("CAGR") from 1993-1996.

     - Premiums declined by an average of 5 percent on all renewed loan purchase commitment agreements renegotiated in 1996.

     - Direct lending's student loan marketshare reached only 35 percent, far below its statutory target of 50 percent for the 1996-1997 academic year.

     The Company expects continued growth in share value to be driven by gains in profitable loan purchase volume. Sallie Mae's market position and industry dominance will enable it to increase loan purchase volume at a CAGR of 12 to 14 percent over the next five years, while the managed student loan portfolio is expected to increase by a CAGR of 9 to 11 percent. Through the school-based strategy, Management believes it can reduce relative premiums on secondary market purchases by 25 percent over the next five years. See "Change Continues at Sallie Mae."

     2) CONTROLLING OPERATING EXPENSES

     Management will continue to manage costs aggressively. Operating expenses include three components: servicing costs, corporate operating expenses, and acquisition costs. Management intends to reduce operating expenses as a percentage of managed student loans by 27 percent, from approximately 109 basis points in 1996 to the low 80 basis point range by the year 2001 without sacrificing the investments needed to beat direct lending, increase market share and continue its drive to retail. The Company expects to accomplish this primarily by reducing servicing costs and by holding the annual growth rate in corporate operating expenses to 5 percent, half of the expected CAGR on managed student loans.

     3) MAXIMIZING RETURN THROUGH SHAREHOLDER VALUE-BASED FUNDING AND CAPITAL MANAGEMENT

     Sallie Mae's objective is to maintain a capital level that maximizes shareholder value. From January 1, 1994 to December 31, 1996, the number of shares of outstanding Sallie Mae Common Stock was reduced by 36 percent through share repurchases. Management expects to continue its aggressive capital management program, and to use asset-backed securitizations and earnings to repurchase approximately 30 percent of outstanding common stock over the next five years, depending on share price levels.

     Management's strategy also includes a plan to develop new products that are important to the Company's core business and to create profitable ancillary business lines that further apply the Company's servicing, technical and workforce expertise. See "-- New Business."

CONCLUSION

     The Company's proven business plan is enhanced by the opportunities privatization brings. It was crafted by the same managers who transformed the Company into the recognized marketplace leader, acknowledged by schools and competitors alike. The plan leverages Management's marketing skills, financial acumen, operational expertise and industry and customer relationships. The plan presents clear goals and positions the Company to maximize earnings from a growing student loan market. The Company's plan is opportunistic, flexible and offers significant short-term and long-term growth. Management believes this plan will deliver sustainable growth in earnings per share at a minimum CAGR of 15 percent and compound annual net income growth of 7-9 percent.

MAXIMIZING INCOME FROM THE STUDENT LOAN INDUSTRY

INDUSTRY CHANGE AND COMPANY TRANSFORMATION

     From its founding in 1972 through 1992, Sallie Mae's mission and its marketplace focus and strategy were unchanged. Sallie Mae focused on lenders, viewing them as its primary customers.

     By the early 1990s, nearly all the states, along with several other non-governmental, non-profit entities were active participants in the student loan secondary market. With this increased competition, the Company's rate of growth slowed. Base volume peaked at approximately $5 billion in 1990 and remained at that level in 1991 and 1992. The Company's basic function, providing liquidity to the student loan market, had become a highly competitive, price-driven commodity service. Lenders had numerous alternatives, particularly as the potential for securitization became clearer. In short, Sallie Mae's growth became entirely dependent on one-time spot market portfolio liquidations and aggressive competitive bidding -- a situation that placed increasing pressure on margins. There was a need for strategic reassessment and change.

     At the same time, Management recognized the fundamental changes occurring in the student loan marketplace. Out of frustration with process complexity, colleges and universities had begun to insert themselves into the lender selection process to drive down the escalating costs associated with managing loan applications from hundreds of different lenders. Increasingly, schools adopted preferred lender lists to simplify the lender selection process. Today, the typical preferred lender list has slots for six to eight lenders which the school recommends to families.

     The Company began to do market research among schools. It found that many schools were unfamiliar with Sallie Mae. They viewed the Company as a distant "back-end" player because of its focus on lenders and post-origination loan servicing. Furthermore, Sallie Mae's service quality was seen as no better than the other student loan servicers. Research also confirmed that a significant number of schools were dissatisfied with the complexity of the guaranteed loan program and process.

     Management grasped the inherent opportunity in this situation -- redirecting its marketing focus toward retail rather than wholesale, redefining its customers as the schools and the borrowers. It developed a set of differentiated products and services in order to build preference and competitive advantage for the Company and its lender-partners. As part of this school focused differentiation strategy, Sallie Mae reengineered its loan servicing to become recognized as the "best in class," and the Company continues to innovate in the servicing area today.

     Moreover, the Company greatly expanded its network of commitment lenders. These lenders are permitted to market the Company's differentiated products and services as a result of entering into forward loan sale commitment contracts. To fully realize the advantages inherent in its strategy, the Company marketed directly to schools, supporting the sales efforts of Sallie Mae's lender-partners. It educated the schools on the need to put Sallie Mae lenders on their preferred lender lists in order to access Sallie Mae products and services. This "brand within a brand" strategy, similar to that successfully employed by Intel Corporation, builds the largest possible national distribution system and leverages the significant financial investments made by the Company's lender-partners to develop brand name recognition. In addition, the Company benefits from its lending partners' consumer and school marketing investments.

     The results of Sallie Mae's massive transformation are noteworthy. The Company's managed student loan portfolio grew at a CAGR of 14 percent from 1993 to 1996 -- despite direct lending eroding available inventories and significantly increasing competition. Through the Company's ExportSS(R) loan origination and administration service, the Company has increased its share of the annual FFELP originations that are committed for sale to the Company from 15 percent in 1993 to 25 percent in 1996. The effect of commodity pricing was reduced as spot volume dropped from 15 percent of purchases in 1993 to 5 percent of purchases in 1996 (after accounting for portfolio liquidation associated with new lenders entering into loan sale commitments).

     Over the last three years, the characteristics of loan purchases, as defined by higher average borrower indebtedness ("ABI"), have improved significantly. The Company has been able to purchase higher quality loans at lower relative costs as ABI growth exceeded the increase in prices the Company contracted to pay for corresponding loan quality.

CHANGE CONTINUES IN THE MARKETPLACE

     Education and education finance will continue to be growth businesses. Based on Department of Education data, enrollment at institutions of higher learning is expected to rise 7.5 percent from 1997 through 2001 to 15.7 million students. The growth is a result of rising enrollment rates in most age groups and an increase in the traditional college student population. This group (ages 18-24) is expected to grow by 9 percent in total from 1997 through 2001, following a decline for many years. In addition, tuition increases are expected to exceed the inflation rate marginally.

     As shown in the chart below, demand for federal student loans is projected by Management to grow from approximately $30 billion in 1997 to $41 billion in 2001. Management also projects FFELP volume to grow at a CAGR of 8 percent from $20 billion in 1997, while direct lending's share of annual originations will decrease by at least 5 percent to 30 percent by 2001.

                    TOTAL FEDERAL STUDENT LOAN ORIGINATIONS
                             (FEDERAL FISCAL YEARS)

$ In billions

             Measurement Period
           (Fiscal Year Covered)                     FDSLP                          FFELP
1993                                                 17.9                           17.9
1994                                                 23.1                             24
1995                                                 20.6                           25.8
1996                                                 19.7                             29
1997E                                                19.9                           30.2
1998E                                                21.8                           32.6
1999E                                                23.7                           34.9
2000E                                                25.9                           37.5
2001E                                                28.4                           40.5

     Colleges and universities are under ongoing pressure to deal with issues such as affordability, high infrastructure costs, the need for lifelong learning, excess capacity, declining student retention rates and the lengthening time frames needed to complete a college degree. Technology will be a major factor in addressing these issues -- both on the academic and administrative sides of the institution. Integrated administrative systems are being designed and installed which will affect the way financial aid, and other administrative functions, are managed. Management believes that schools will continue to choose to do business only with lenders that fit into a streamlined campus process -- a process integrating simplified loan origination with overall financial aid, and financial aid with related campus administrative functions. Management believes it will receive increased loan volumes by bringing the best integrated technology solutions to schools.

     The affordability problem, centered primarily on high-cost private colleges and universities, will cause continuing growth in demand for privately-insured (i.e., non-federally guaranteed) loan programs. At a growing number of schools, that type of program is a prerequisite to gaining a slot on a school's preferred lender list and a pre-condition to acquiring federally-guaranteed loan volume.

     This affordability crisis has created a need for early information on financing options, guidance through the process and further options to manage repayment. From the consumer vantage point, Internet technology will transform the college application process -- and with it the financial aid process. Consumers are acutely aware of, and concerned about, continuing increases in education costs.

     Sallie Mae is the only truly national player in the student loan secondary market. It is well positioned within the FFELP industry which continues to be highly fragmented. There are forty-three other non-profit, state-based competing secondary markets. Many of these entities are affiliated with the state guarantors that administer the insurance function and have unique relationships with schools because of their role in administering state aid and grant programs. In many cases, these guarantors also provide front-end loan origination processing and/or back-end servicing. Since these competitors are largely creatures of state government or state affiliation (known by their acronyms -- CHELA, PHEAA, GLHEC, USA GROUP, NYHESC, SLFC, AFSA, etc.), state as well as federal government interests and relationships continue to be a factor in competition. Politics can be a source of competitive advantage or disadvantage in influencing volume flows. The secondary market sector's share (exclusive of Sallie Mae) of FFELP loans outstanding has remained stable over the past five years at around 20 percent. Management believes non-profit secondary market agencies will continue to be a major competitive force. Management also believes that banks will continue to be minor players in the secondary market, reflecting the reluctance of lenders to sell their customers' names to competitors.

     The industry's fragmentation continues to be an issue, causing process variation and complexity for schools. Sallie Mae, teaming with the industry, has responded with technology solutions which deliver a common process. Examples of this response are the CommonLine Network (developed by Sallie Mae and USA GROUP) and the Student Loan Clearinghouse (started by Sallie Mae). Both initiatives are of critical importance to school satisfaction and private-sector program vitality.

     The availability of asset-backed loan securitization as a funding alternative has had minimal impact on the Company's ability to renew forward purchase commitments ("FPCs"). Only six originators have securitized portfolios since 1992 and only four did so in 1996. In fact, the Company's success at creating preference among schools has resulted in FPCs from lenders who formerly held or securitized their loans and even from competing secondary markets.

     Management believes that direct lending has peaked at a market share of about 35 percent of originations, far below the 50 percent target for the 1996-97 academic year. Many colleges and universities have decided not to enter direct lending as a result of the Company's leadership in process and product innovation and as a result of programwide changes delivered by the FFELP industry coalition of lenders, guarantors, servicers and secondary markets. The Department of Education reports that only ten additional four-year schools are expected to participate in the 1997-1998 academic year. In the most recent quarter, Department of Education data shows that direct lending's market share has actually declined by one percentage point from the year ago quarter.

CHANGE CONTINUES AT SALLIE MAE

     The Company's managed student loan portfolio growth rate and loan acquisition margins depend on a continued ability to adapt its strategy to anticipate and capitalize on marketplace trends. In an environment of rapid change, the capacity for strategic flexibility is critical. There are four key components of Management's approach to the market: the push to retail, the "brand within a brand" strategy, the differentiation strategy, and the building of constituencies.

Aggressive Push to Retail

     The Company will continue to aggressively pursue its successful school-based strategy maintaining the focus on the school decision-maker. Future implementation calls for:

        - applying Internet-based technology and business process improvements to student loan delivery systems to: (i) address the need of higher education for improved delivery of loans and (ii) to create competitive advantage,

        - expanding the Company's Signature(SM) loan program, a line of private loans insured by the Company's Hemar Insurance Company of America ("HICA") insurance subsidiary and designed to provide borrowing capacity beyond the federal program,

        - partnering with key campus providers of proprietary software (for example, the recently formed business relationship with PeopleSoft, Inc. ("PeopleSoft")) to bring loan flows to Sallie Mae lenders,

        - providing operational outsourcing services (for example, financial aid and student billing) that reduce costs for higher education institutions, direct loan flows to Sallie Mae, and profitably leverage Sallie Mae's operational skills and scale economies, and

        - building the Company's academic facilities financing unit, Education Securities Inc. ("ESI"), a wholly-owned broker-dealer subsidiary that specializes in education-related capital markets transactions including corporate finance, public finance, technology leasing activities and higher education restructuring services.

     In addition, the Company will aggressively raise its name awareness through its ongoing consumer advertising campaigns, increased exposure within high school guidance offices and application of Internet-based technology. These are critical components of the strategy to create preference for Sallie Mae among consumers and to generate additional low cost loan volume. Management believes that a strong relationship with the retail consumer effectively positions the Company should consumers assert themselves in the lender selection process. It also offers protection against shifts in lender strategies. It is a key element of the Company's strategic flexibility.

Continue the "Brand Within a Brand" Strategy

     The Company's market share and loan profitability are a function of its well developed distribution strategy. Some contend that the Company should abandon its "brand within a brand" strategy in favor of becoming a loan originator -- thereby competing head-to-head with lenders for slots on schools' preferred lenders lists.

     In today's market, to maximize share value, the economics favor loan purchasing over loan origination. As long as schools choose to refer multiple lenders (typically 6-8) to students through their preferred lender lists, Sallie Mae maximizes its earnings by using its "brand within a brand" strategy.

               VALUE TRADE-OFF OF LOAN PURCHASES VS. ORIGINATIONS

                                                                                              SHAREHOLDER
                                                                               CURRENT           VALUE
                                                                               MARKET        POTENTIAL(5)
                                                    SHAREHOLDER VALUE(1)        SHARE       ($ IN MILLIONS)
                                                  ------------------------     -------     -----------------
Purchase........................................            $ 26                  48%(3)         $ 250
Originate.......................................            $ 38(2)                8%(4)         $  60

---------------

(1) Shareholder value (expressed in $ millions per $ billion of loans) is defined as the present value of cumulative net income after capital costs of 15 percent.

(2) Assumes loan origination is approximately 1.4 times as profitable as loan purchasing.

(3) The Company's FFELP purchases relative to federal fiscal year 1996 originations.

(4) The market share of The Chase Manhattan Bank, the largest FFELP lender (federal fiscal year 1996).

(5) Calculated based on shareholder value multiplied by an assumed current market share and a $20 billion annual FFELP originations market size.

     The above table demonstrates that loan origination is more profitable than loan purchasing on a per loan basis. However, when the market share differential is taken into account by comparing the Company's market share to the market share of the largest lender, the Company's "brand within a brand" strategy delivers a shareholder value four times greater than that of the largest lender. This is the power of leveraging the preferred lender list slots of 900 commitment lender-partners, instead of relying on the significantly lower market share an individual originator is able to generate from a single slot on a school lender list.

     The CRV has contended that the Company can become an originator without cannibalizing its loan purchase business. Despite the availability of numerous alternative service providers, the CRV has asserted that the Company's lender-partners have no alternative but to continue to sell to the Company. Based on conversations with lenders, Management believes that, as a direct result of the CRV's public expression of its intention to compete head-to-head with lenders at the school level, the Company is already seeing evidence of cannibalization. Specifically, Sallie Mae has lost a major portfolio purchase in the second quarter totalling $250 million and Management believes that three other transactions totalling approximately $600 million have been postponed by clients until the outcome of the proxy contest is known.

     The CRV has embraced the idea of a pilot or limited origination program competing against banks on certain college campuses as a proactive and aggressive way of beginning to realize the higher per loan profitability of origination. The Company has examined the CRV's proposal of limited origination and concluded that it presents significant risk.

     As noted above, because of the earnings differential, the Company could deliver the same level of earnings from a single share point of origination volume as it enjoys from 1.4 percentage share points of purchases. Thus, if the Company attained a 2 percent share of market through a limited pilot program (a share level which would place it among the top ten lenders), it could afford to lose purchases equal to 2.8 percent of the market and be no worse off. This 2.8 percent share is equal to the loss of only one of the Company's large lenders -- a loss which Management believes is nearly certain to occur if it moves to originate loans. Indeed, as lenders learn of the Company's competitive pilot program, Management believes that numerous lenders will seek alternatives rather than lose share to the Company as it expands its pilot program and displaces lender-partners on schools' preferred lists.

     Since approximately one-third of the Company's FPCs are renewed each year, a substantial proportion of the Company's purchase volume is at risk as soon as the Company begins to compete as a lender. Moreover, since 75 percent of FFELP origination volume is processed by other market participants, Sallie Mae's lender-partners can easily switch to competitors.

     To acquire loans, a lender must first convince schools to place it on the school preferred lender list and then convince consumers to pick it from the list. Consumers select lenders based on their familiarity or prior experience. Since the Company's awareness level among consumers and current brand development expenditures are minimal, substantial investment in advertising and marketing would be required for the Company to achieve a market share equal to or exceeding that of the country's largest banks. In addition to the high market share levels of origination volume required in the early years to offset cannibalization risk, the required marketing investments associated with origination would create losses in the first two years of a new origination program.

     A further challenge to the origination alternative is its inherently long ramp-up time. New start-up lenders are largely limited to first time borrowers in their first year of operation, because of school requirements and regulations that restrict students to the use of a single lender for all their borrowings. It takes a period of five years before a new lender would have access to the entire market.

     The Company's decision with regard to its distribution strategy is based on a single overriding goal -- delivering the highest amount of earnings to shareholders. There are conditions under which replacing the Company's multi-lender distribution network with single lender origination would make sense. For example, should Sallie Mae's lender-partners abandon their loan sale commitments in favor of securitization or should premiums increase to the point where the per loan profitability differential offsets the market share advantage, a shift in strategy would be warranted.

Create Further Competitive Advantage Through Differentiation

     The Company's strategy to create preference through differentiated products and services has propelled profitable market share growth and contained direct lending. Management believes that this strategy will enable the FFELP market to eventually beat direct lending, returning billions of dollars of student loans to the private sector.

     With its ExportSS(R), LineSS(SM) and EFT products the Company moved into front-end loan application processing, addressing the school's need for improved process and technology. With its Great Rewards(R), Great Returns(SM), Direct Repay(SM), Select Step(R) and repayment products, it addressed school and consumer needs for cost-effective borrowing and breadth of repayment products. Through its 24x7 service, under ten-second telephone answer rates, speedy correspondence processing, 24-hour application data entry and other initiatives, the Company reengineered its loan servicing to become recognized as "best in class."

     The Company will continue to innovate, particularly in front-end loan application processing and Internet-based services. Differentiated loan processing from origination through repayment will continue to be a component of the drive to increase the growth in market share.

     The Company generally only offers third-party servicing to lenders in strategic situations -- where it has no or a low expectation of acquiring a portfolio or where it is unlikely to erode its loan purchase market share by doing so. The Company believes that the CRV strategy to provide open access to Sallie Mae's differentiated servicing to lenders with no corresponding obligation to sell loans to Sallie Mae, would cannibalize purchase volume and erode shareholder value. The CRV proposal to provide Sallie Mae servicing to the direct loan program would reinvigorate a program which is struggling and significantly reduce a source of future earnings opportunity.

     The Company's primary business objective is to maximize its earnings from the student loan industry. The Company employs a business strategy which recognizes the hierarchy of earnings alternatives: namely that loan purchase is far more profitable and offers more opportunity than does loan servicing.

      RELATIVE AVAILABLE SHAREHOLDER VALUE OF LOAN PURCHASE VS. SERVICING

                                                                                                TOTAL
                                                                          AVAILABLE          SHAREHOLDER
                                                       SHAREHOLDER        MARKET(2)        VALUE POTENTIAL
                                                        VALUE(1)       ($ IN BILLIONS)     ($ IN MILLIONS)
                                                       -----------     ---------------     ---------------
Loan Purchase........................................      $26               $31                $ 806
Third Party Loan Servicing...........................      $ 4               $11                $  44

---------------

(1) Shareholder value (expressed in $ millions per $ billion of loans) is defined as the present value of cumulative net income after capital costs of 15%.

(2) Based on Management's market analysis.

     The above table shows the relative profitability of third party servicing versus purchasing loans. This table clearly demonstrates the loss in shareholder value that could result from the cannibalization of student loan purchases if the Company offered open access to its "best in class" servicing.

     Finally, the Company's product differentiation strategy provides the basis for differential pricing in what is otherwise a mature commodity market dominated by non-profit institutions which have low profitability and no return on equity concerns. In 1996, despite steep increases in spot market pricing due to the impact of direct lending and the availability of securitization as an alternative, renewing clients, on average, entered new FPCs at a 5 percent lower effective premium than that paid under their prior commitments, demonstrating marketplace preference for the Company's products and services. This result underscores the soundness of the Company's effort through innovation and investment to secure market position which can be gradually leveraged to gain pricing advantage.

Managing Political Risk by Building the Constituency Bases

     Sallie Mae functions in an extremely complex political environment. Over the past decade, legislative action has been the primary driver of change in the market for the federal guaranteed student loan program -- Sallie Mae's core business. These efforts reduced the eligible borrower population, then increased it. Other changes expanded regulatory burdens and costs on program participants, and even went so far as to introduce a competing government product -- direct federal lending. And during this same 10 year period, the control of the Senate changed more than once, a Republican majority was elected in the House of Representatives for the first time in decades, and a Democratic President raised the visibility of the student loan program, transforming it into a high profile political issue.

     In sum, as long as the Company's core business involves a government-regulated product and marketplace, Sallie Mae will face significant and constant political risk that must be managed effectively. To ensure that the Company is in the best possible position to protect its business from potentially negative legislative or governmental action, management employs a proactive strategy.

     First, the Company has and will continue to foster good working relationships and effective lines of communication with appropriate officials in the legislative and executive branches of the federal government. These relationships provide the access to information the Company needs to weigh the political risks of business decisions effectively. And, equally important, they ensure that Management's initiatives and insights receive a fair hearing. The privatization effort of 1996 and the equitable resolution of loan issues evidenced in the recent budget agreement demonstrate Management's effectiveness in action. Sallie Mae is leading a united, industry-wide effort to ensure that the interest rate structure for FFELP loans can continue to be financed by the private sector. Management has worked with key members of Congress and their staffs to develop acceptable alternatives to the FFELP interest rate changes scheduled to take effect in July 1998. Congress is currently studying this issue, focusing on preserving a strong FFELP program while protecting students. Management believes that this Congress will timely enact a favorable legislative solution to this problem.

     Second, Management recognizes the importance of building allies within the student lending industry. The Company's network of lender-partners plays a critical role in the legislative process, positively influencing the annual debate over the Congressional budget and the impending reauthorization of the Higher Education Act. Sallie Mae has also taken a leadership role in the student loan industry -- forming an advocacy coalition to improve the guaranteed student loan program. As added benefit, the same coalition has helped forge industry member cooperation in addressing the diverse challenges currently facing the student loan business.

     Third, Management has made it a priority to develop strong working relationships within the higher education industry, particularly among financial aid professionals. In order to ensure a healthy dialogue with financial aid professionals, Management created Sallie Mae's National Financial Aid Advisory Council in 1993. This group, which is comprised of approximately 25 of the nation's leading financial aid professionals, is a critical sounding board for the Company, helping Sallie Mae and financial aid administrators understand each other's priorities.

     Finally, as the Company increases its name recognition among consumers, in part by providing valuable financial aid information, another important constituency is being expanded -- the students and families benefiting from Sallie Mae's products. By continuing this effort, the Company believes it will create a growing base of consumer support and advocacy for the Company's products and services.

NEW BUSINESS

     Management's strategy also includes a plan to develop new products that are important to the Company's core business and to create profitable ancillary business lines that further apply the Company's investment in servicing technology, its client relationships and its highly skilled workforce. Management believes privatization will permit the Company to further leverage its business strengths and create new sources of earnings.

Specifically, new business initiatives identified by Management must meet the following requirements: they must fit strategically, have solid growth potential, require minimal additional capital investment and be additive to earnings per share. They fall into two broad categories -- those which are education-related and those which build upon the Company's existing servicing and technical capabilities. Management expects these initiatives to contribute in excess of $70 million to pre-tax income by the year 2001.

Education-Related Activities

     To broaden its campus relationships, the Company is pursuing several new education-related business opportunities. For example, the Company recently formed a business relationship with PeopleSoft to develop student information and financial aid software. It acquired the Kaludis Consulting Group, a higher education strategic consulting firm which offers a broad array of services aimed at helping college presidents and governing boards with strategic planning. In addition, ESI, the Company's wholly-owned broker-dealer subsidiary provides capital markets solutions and corporate finance advice to colleges and universities. Sallie Mae's private Signature Education Loan(SM)Program, introduced in 1996, is now available through hundreds of schools nationwide. The Company insures these loans through its HICA subsidiary.

     These education-related activities already have their own revenue streams, and management believes they will be additive to earnings per share in 1997 and beyond. Equally important, they enable Sallie Mae to broaden its relationships on campus with key decision makers -- administrators who determine where loan flows will be directed. The Company is developing broad relationships at the President/CFO level in addition to the financial aid administrator level. These senior administrators are most frequently responsible for determining whether their institutions will participate in or withdraw from the direct loan program.

Servicing-Related Activities

     Management has identified business opportunities for the Company's world-class servicing capabilities and state-of-the-art technology, including: unclaimed financial property servicing, teleservicing, government debt collections and administration of pre-paid tuition programs. Management believes these businesses are in markets characterized by strong growth potential, fragmented competitive landscapes and attractive risk/return profiles, and they capitalize on Sallie Mae's core competencies.

     For example, $3 billion in unclaimed financial property is remitted by the states each year and the market is projected to grow at a 10 percent annual rate over the next five years. Many states have begun to outsource the processing of claims for this property. Sallie Mae's servicing expertise positions it favorably for this business and the Company has already won a contract to provide this service in Florida. In addition, teleservicing is a large ($80 billion plus revenue), fragmented and growing industry. Sallie Mae's nationwide network of state-of-the-art call centers and highly trained workforce positions the Company to compete in this market. Finally, the Company has won several non-student loan contracts, including the administration of pre-paid tuition programs for Texas and Virginia.

CONTROLLING OPERATING EXPENSES

     Controlling operating expenses is critical to the creation of shareholder value. Operating expenses include three components: acquisition costs, servicing costs and corporate operating expenses. Acquisition costs are principally the costs incurred under the ExportSS(R) loan origination and administration service, the costs of converting newly acquired portfolios and the processing costs associated with the loan consolidation program. Servicing costs include the systems and operating costs incurred to service the managed student loan portfolio as well as loans serviced but not owned by Sallie Mae in the Chase Joint Venture. Corporate operating expenses include all other operating costs necessary to carry out the Company's business strategy -- costs associated with the legal, finance, human resources, and marketing departments, as well as expenses associated with the education-related entities (ESI, HICA, MPC, Kaludis and the PeopleSoft business arrangement).

TOTAL OPERATING EXPENSES

     The chart below shows historical and anticipated total operating expenses as a percentage of managed student loans.

                 TOTAL OPERATING EXPENSES/MANAGED STUDENT LOANS

        MEASUREMENT PERIOD               CORPORATE
      (FISCAL YEAR COVERED)              OPERATING           SERVICING          ACQUISITION
1994                                               .46                 .66                 .24
1995                                               .49                 .62                 .22
1996                                               .35                 .57                 .17
1997E                                              .33                 .54                 .16
1998E                                              .31                 .51                 .16
1999E                                              .29                 .48                 .15
2000E                                              .27                 .45                 .15
2001E                                              .25                 .43                 .14

Table shows total operating costs decreasing as percentage of managed student loans as follows: 1994 -- 1.36%, 1995 -- 13.3%, 1996 -- 1.09%. Estimates show a continued decrease of total operating costs as percentage of managed student loans from 1.01% in 1997 to .82% in 2001.

Management has achieved significant reductions in operating expenses as a percentage of managed student loans by applying technology, process reengineering and reducing corporate staff. Management decreased total operating expenses (as a percentage of managed student loans) by 20 percent over the past two years -- from 1.36 percent for the year ended December 31, 1994 to 1.09 percent for the year ended December 31, 1996.

     Management accomplished this decrease in total operating expenses as a percentage of managed student loans while continuing to make appropriate investments to sustain a competitive workforce, maintain its technology advantage and build brand awareness. These investments have led to increased market share and increased productivity while containing the expansion of the FDSLP program.

     Management will continue to improve operating efficiency over the next five years and believes total operating expenses as a percentage of managed student loans will fall to the low 80 basis point range by the year 2001.

SERVICING COSTS

     Servicing costs as a percentage of managed student loans declined 14 percent between 1994 and 1996. The reductions resulted from consolidation of certain servicing operations, process reengineering and technology investments, as well as higher managed student loan balances. Management expects to decrease servicing costs as a percentage of managed student loans to the low 40 basis point range through enhanced productivity and higher average borrower balances.

CORPORATE OPERATING EXPENSES

     Corporate operating expenses as a percentage of managed student loans were .46 percent, .49 percent, and .35 percent for 1994, 1995, and 1996, respectively. Corporate operating expenses between 1995 and 1996 declined because reductions in corporate staffing and professional fees and the divestiture of a majority interest in a wholly-owned subsidiary, Cybermark Inc.

     Management expects to reduce corporate operating expenses as a percentage of managed student loans to the mid 20 basis point range by 2001. This reduction is expected to occur even as the Company continues to invest in the franchise, particularly related to the products and services necessary to broaden school and consumer relationships.

     The following chart shows "base" corporate operating expenses (corporate operating expenses less all expenses associated with education-related entities). Excluding the education-related entities isolates the expenses associated with the "base" business -- the purchase of student loans. The operating results of the education-related entities are expected to be additive to earnings per share in 1997 and beyond.

            BASE CORPORATE OPERATING EXPENSES/MANAGED STUDENT LOANS
                          (DOLLAR AMOUNTS IN MILLIONS)

1992                                      .44
1993                                      .43
1994                                      .41
1995                                      .37
1996                                      .31
1997E                                     .28

     * Excludes 1997 proxy related expenses.

     The chart shows that base corporate operating expenses have declined by 30 percent from 44 basis points to 31 basis points on managed student loans from 1992 to 1996. In absolute dollar terms, these expenses increased at a CAGR less than the rate of inflation while managed student loans increased at a CAGR of 13 percent.

     The table below shows base corporate operating expenses, advertising and promotion expenses and managed student loans.

                                           1992     1993     1994     1995     1996     1997(E)
                                           ----     ----     ----     ----     ----     -------
                                                    ($ IN MILLIONS EXCEPT WHERE NOTED)
Base Corporate Operating Expenses......    $101     $109     $117     $123     $115      $ 115(1)
Less: Advertising and Promotion
  Expenses.............................       2        2        3        6        7         10
                                           ----     ----     ----     ----     ----       ----
                                           $ 99     $107     $114     $117     $108      $ 105
                                           ====     ====     ====     ====     ====       ====
Managed Student Loans ($ in billions)..    $ 23     $ 25     $ 29     $ 33     $ 37      $  42
                                           ====     ====     ====     ====     ====       ====

---------------
(1) Excludes 1997 proxy related expenses.

     This table shows that the absolute expenses associated with the base business, exclusive of the increase in advertising and promotion expenses, are estimated to be $105 million in 1997 -- less than the four previous years. Advertising and promotion expenses for 1997 are estimated to be $10 million, reflecting the investment to develop brand awareness at the retail level. Management has been able to reduce base corporate operating expenses while supporting a much larger asset base and making investments in the school-based strategy.

     Management believes that a move by Sallie Mae to become a lender would require a dramatic increase in base corporate operating expenses as the Company would have to make investments to enhance brand recognition, expand its marketing force, and increase product promotion necessary to capture market share at the retail level.

MAXIMIZING RETURN THROUGH SHAREHOLDER VALUE-BASED FUNDING AND CAPITAL MANAGEMENT

SHAREHOLDER VALUE-BASED FUNDING

     The principal business of the Company will continue to be the acquisition, servicing and financing of student loans following the Reorganization. The Privatization Act allows Sallie Mae to continue to issue debt securities as a government-sponsored enterprise with maturities no later than September 30, 2008 to finance GSE activities. Management expects that student loans will continue to be acquired through the GSE as long as it is economically favorable to do so. Management believes that the initial financing requirement for the privatized holding company will be minimal and accommodated through a number of sources including public and private debt placements, bank borrowings, and dividends from subsidiaries.

     The Company has two funding goals:
     - to provide the maximum economic return (defined as the present value of cumulative net income after capital costs of 15 percent) to shareholders for each asset type, and
     - to maintain funding flexibility through access to multiple funding sources.

     The continued aggressive use of asset securitization is Management's strategy to finance student loan assets and generate capital to repurchase shares. Student loan securitizations totaled $6 billion in 1996 and are expected to increase by 50 percent in 1997 to at least $9 billion. Management intends to increase the amount of loans securitized for the foreseeable future in conjunction with higher levels of anticipated purchase volume.

     Asset backed securities ("ABS") have a higher cost of funds than Sallie Mae's traditional on balance sheet financing due to the term match funding associated with ABS and the fact that ABS do not benefit from Sallie Mae's status as a GSE. However, the increase in funding cost which reduces net income is generally offset by investing the capital that is released as loans are removed from the balance sheet. This off-balance sheet technique represents the most efficient financing alternative available to the Company for most loan types.

     Under certain capital market conditions and for certain student loan types, the benefit realized from the reduced capital requirement fails to offset the net income reduction associated with the higher cost of funds. In these cases, the shareholder may be best served by retaining the loan on the balance sheet.

     For example, in the case of consolidation loans (which have repayment terms of up to 30 years and are not subject to the 30 basis point offset fee) the economics of securitization are not compelling. The increased funding cost associated with taking loans off balance sheet through securitization reduces net yield for these loans by approximately 60 percent under today's capital market conditions. It is better to leave these loans on the balance sheet unless the capital released through securitization can be invested at a 33 percent after tax return -- a return difficult to replicate at the minimal risk level of a government guaranteed asset.

     The decision to securitize a loan is made by comparison of the tradeoff between higher funding costs and the alternative uses for the capital that is released by removing loans from the balance sheet. For most student loans, the benefit realized from reduced capital requirements outweighs the higher funding costs. Such student loans are securitized and the released capital redeployed to alternative investments, including repurchasing shares.

     In all cases, Management continuously monitors the capital markets. Decisions are guided by the marginal economics of keeping assets on the balance sheet relative to removing them through securitization. Extensive sensitivity analysis with respect to capital levels, funding costs and alternative uses for capital are performed routinely, all with a view toward maximizing shareholder value.

AGGRESSIVE CAPITAL MANAGEMENT

     Sallie Mae's capital management philosophy is straightforward: to maintain a capital level that maximizes shareholder value. Investments are evaluated in a disciplined manner and compared against hurdle rates and analysis of alternative uses of capital.

     Management is committed to returning excess capital to shareholders through common stock repurchases. From January 1, 1994 to December 31, 1996, Sallie Mae reduced the number of shares of outstanding common stock by 36 percent. Sources of capital included, but were not limited to, increased leverage, earnings, securitization, FAS 115 unrealized gains and downsizing of the investment portfolio. Also in 1994, the Company introduced a risk-based capital discipline and subsequently reduced the capital ratio from the historical level of 2.75 percent of assets to approximately 2.08 percent at March 31, 1997.

     Aggressive capital management, including the potential for continued share repurchases, remains a top priority for the Company. Management determines the appropriate level of capital based on the greater of the capital required to support the risk inherent in its business or the regulatory minimum of 2.10 percent. Management anticipates maintaining sufficient capital to attain a Holding Company investment grade rating (at a level below the GSE's current credit status) that permits full access to the capital markets.

MANAGEMENT'S COMMITMENT TO RESULTS

     Management's plan is based on solid financial analysis and a thorough understanding of the key players in the higher education market -- schools, lenders, consumers, regulators, and legislators. It maximizes the benefits derived from Privatization. It balances aggressive cost management with the need to make prudent investments for future growth. The plan's funding and capital management strategies are driven by disciplined analysis of alternative uses for capital. Based on current market conditions, Management believes its plan will deliver the following results:

    MANAGEMENT'S PLAN                              PROJECTED RESULTS
-------------------------    --------------------------------------------------------------
Profitable Loan Volume       - 12-14 percent growth in loan purchase volume
                             - 9-11 percent growth in managed loans
                             - Reduction in relative purchase premiums

Cost Management              - Operating costs reduced from 1.09 percent of managed
                               loans in 1996 to the low .80s percent by 2001

New Businesses Income        - Over $70 million pre-tax income by 2001

Capital Management           - Up to 30 percent of outstanding shares repurchased by 2001

     This plan -- taken as a whole -- is a sound approach to shareholder value creation. Management's commitment to shareholders is to deliver a compound annual increase in net income of 7-9 percent and a minimum sustainable compound annual increase in earnings per share of 15 percent. Further, if securitization gains are realized at the high end of Management's estimate (2.20-2.50 percent), the minimum compound earnings per share growth is expected to increase to 18 percent. The level of such gains will be influenced by capital market conditions, student loan characteristics and future servicing costs. Per share estimates could be further increased by additional securitization if the economics prove to be favorable.

                        COMPARISON OF STOCKHOLDER RIGHTS

     In the event that the Reorganization Proposal is approved by shareholders and the Majority Director Slate receives the highest plurality of votes cast in person or by proxy at the Special Meeting in respect of the Board Slate Proposal, the Majority Director Slate, once elected to the Holding Company Board, and Sallie Mae (as sole shareholder of the Holding Company) will take or cause to be taken any and all actions they deem necessary or appropriate to amend the Holding Company's Certificate of Incorporation and By-Laws so as to implement the provisions of the Certificate of Incorporation of the Holding Company described in this Majority Director Supplement (for purposes hereof, the "Holding Company Charter") and the By-Laws of the Holding Company described in this Majority Director Supplement (for purposes hereof, the "Holding Company By-Laws"). The statements set forth under this heading with respect to certain provisions of the Privatization Act, the Sallie Mae Charter and the Sallie Mae By-Laws, the General Corporation Law of the State of Delaware (the "DGCL"), the Holding Company Charter, and the Holding Company By-Laws are brief summaries thereof and do not purport to be complete and are qualified in their entirety by reference to the relevant provisions of the Privatization Act, the Sallie Mae Charter and the Sallie Mae By-Laws, the DGCL, the Holding Company Charter, and the Holding Company By-Laws, as appropriate.

GENERAL

     As a result of the Reorganization, holders of Sallie Mae Common Stock, whose rights are presently governed by the Sallie Mae Charter and federal common law and by the Sallie Mae By-Laws (which were adopted by the Sallie Mae Board), will become stockholders of the Holding Company, a Delaware corporation. Accordingly, such shareholders' rights will be governed by the DGCL and the Holding Company Charter and the Holding Company By-Laws. In the event that the Reorganization Proposal is approved and the Majority Director Slate receives the highest plurality of votes cast in respect of the Board Proposal, the nominees included in the Majority Director Slate, once elected to the Holding Company Board, will implement the provisions of the Holding Company Charter and By-Laws described below. Assuming that the Reorganization Proposal is approved and that the Majority Director Slate receives the highest plurality of votes cast in respect of the Board Proposal, the following is a summary of certain material similarities and differences between the present rights of holders of Sallie Mae Common Stock and the rights of holders of Holding Company Common Stock after the Reorganization.

BOARD OF DIRECTORS

     NUMBER AND ELIGIBILITY. The Sallie Mae Charter provides for a Board of Directors consisting of 21 members, seven of whom are Presidential appointees and 14 of whom are elected by holders of Sallie Mae Common Stock. The President of the United States (the "President") also has authority to designate the Chairman of the Sallie Mae Board. In addition, the Sallie Mae Charter requires that shareholder-elected directors be affiliated with certain financial or educational institutions.

     The Holding Company Charter provides that the Holding Company Board shall consist of between 9 and 19 members all of whom are to be elected by holders of Holding Company Common Stock. The initial number of directors has been set at 15 and may be set, from time to time, by resolution of the Holding Company Board. The nominees included in the Majority Director Slate have no current intention of expanding the initial number of directors beyond 15. The President will not have authority to appoint the members of the Holding Company Board of Directors or to designate the Chairman of the Holding Company Board. Under the Privatization Act, Sallie Mae directors appointed by the President may not serve on the Holding Company Board. There are no affiliation requirements for Holding Company directors.

     The Holding Company By-Laws also require that independent directors constitute a majority of the Holding Company Board and the Executive Committee and all of the members of the Audit Committee, the Nominations and Board Affairs Committee and the Compensation and Personnel Committee. Under the Holding Company By-Laws, a director will not generally be considered "independent" if he or she: (a) has been employed by the Holding Company or one of its affiliates in an executive capacity; (b) is an employee or owner of a firm that is one of the Holding Company's or its affiliate's paid advisors or consultants; (c) is employed by a significant customer or supplier; (d) has a personal services contract with the Holding Company or one of its affiliates; (e) is employed by a foundation or university that receives significant grants or endowments from the Holding Company or one of its affiliates; (f) is a relative of an executive of the Holding Company or one of its affiliates; or (g) is part of an interlocking directorate in which an executive officer of the Holding Company serves on the board of another corporation that employs the director.

     In addition, the Holding Company By-Laws provide that the Chairman of the Holding Company Board shall not be an executive officer of the Holding Company unless another member of the Holding Company Board is appointed by such Chairman to serve as the lead director (the "Lead Director"), whose responsibilities as Lead Director shall include chairing meetings of independent directors or such other responsibilities as the independent directors as a whole might designate from time to time.

     TERM OF OFFICE. Under the Sallie Mae Charter, directors appointed by the President serve at the pleasure of the President and until their successors have been appointed and qualified. Elected members of the Sallie Mae Board of Directors are elected for a term ending on the date of the next annual meeting and serve until their successors have been elected and have qualified.

     Prior to the Effective Time, provided that the Reorganization Proposal is approved by shareholders and the Majority Director Slate receives the highest plurality of votes cast in respect of the Board Proposal, Sallie Mae, as sole stockholder of the Holding Company, will cause the initial Holding Company Board to be composed of those individuals identified under the section of this Proxy Statement Supplement entitled "MAJORITY DIRECTOR SLATE NOMINEES." After the Effective Time, the Holding Company stockholders will elect all of the members of the Holding Company Board at each annual meeting beginning with the 1998 Annual Meeting of the Company, which meeting is expected to take place in April of 1998.

     CUMULATIVE VOTING. The Sallie Mae Charter provides for cumulative voting in the election of directors. Under cumulative voting, each share of stock entitled to vote in an election of directors has such number of votes as is equal to the number of directors to be elected. A shareholder may then cast all of his or her votes for a single candidate or may allocate them among as many candidates as the shareholder may choose.

     The Holding Company Charter does not provide for cumulative voting rights. Thus, holders of shares representing a majority of the votes entitled to be cast in an election of directors for Holding Company will be able to elect all directors then being elected.

     REMOVAL. Pursuant to Sallie Mae's By-Laws, Sallie Mae directors may be removed only for cause by vote of two-thirds of the directors remaining in office, provided that at least a majority of the shareholder-elected directors consent to such removal.

     The Holding Company Charter provides that directors may be removed only by the affirmative vote of the holders of a majority of the Holding Company's then outstanding capital stock entitled to vote at an election of directors.

     VACANCIES. The Sallie Mae Charter provides that any appointive seat on the Sallie Mae Board that becomes vacant shall be filled by appointment of the President, and any elective seat on the Board that becomes vacant after the annual election of the directors shall be filled by the Board, but only for the unexpired portion of the term.

     The DGCL and the Holding Company By-Laws provide that vacancies, including those created by an increase in the size of the Holding Company Board, may be filled by vote of the majority of the directors then in office or by the stockholders at any annual meeting or at a special meeting called for such purpose.

     MEETINGS AND FUNCTIONS OF THE BOARD. The Sallie Mae Charter provides that the Sallie Mae Board shall meet at the call of its Chairman, but at least semiannually. The Sallie Mae Board determines the general policies that govern the operations of Sallie Mae. The Chairman of the Board, with the approval of the Sallie Mae Board, selects, appoints, and compensates the officers of Sallie Mae as provided for in the Sallie Mae By-Laws.

     The Holding Company By-Laws provide that the Holding Company Board shall have regular meetings as may be determined from time to time by the Holding Company Board. Special Meetings of the Holding Company Board shall be called by the Secretary upon the direction of the Chairman or the President, if the President is a member of the Holding Company Board, or upon the written request of a majority of the entire Holding Company Board of Directors. As with Sallie Mae, the Holding Company Board shall determine the general policies that shall govern the operations of the Holding Company.

CAPITALIZATION

     Under the Sallie Mae Charter, the maximum number of shares of voting common stock that Sallie Mae may issue and have outstanding at any one time shall be fixed by the Sallie Mae Board from time to time, and Sallie Mae is authorized to issue nonvoting preferred stock having such par value as may be fixed by the Sallie Mae Board from time to time. Sallie Mae currently is authorized to issue up to 250,000,000 shares of the Sallie Mae Common Stock, and up to 5,000,000 shares of the preferred stock.

     Under the DGCL, the amount of capital stock must be set forth in the certificate of incorporation, and may not be altered without the consent of the stockholders. Under the Holding Company Charter, the Holding Company is authorized to issue, without further action by shareholders, up to 250,000,000 shares of Holding Company Common Stock, and up to 20,000,000 shares of Holding Company Preferred Stock.

     In addition, the Holding Company Charter includes an "anti-greenmail" provision which provides that unless approved by holders of a majority of the outstanding capital stock of the Holding Company then entitled to vote at an election of directors, the Holding Company shall not take any action that would result in the acquisition by the Holding Company, directly or indirectly, from any person or group, of five percent or more of the shares of Holding Company Common Stock then outstanding, in one or a series of related transactions, at a price in excess of the prevailing market price of such stock, other than pursuant to a tender offer made to all holders of Holding Company Common Stock or to all holders of less than 100 shares of Holding Company Common Stock.

PURPOSE

     Under the Sallie Mae Charter, Sallie Mae's corporate purposes generally are to be a private corporation financed by private capital and serving as a secondary market and warehousing facility for student loans, including insured loans, to provide liquidity for student loan investments in order to facilitate secured transactions involving student loans, to assure nationwide the establishment of adequate loan insurance programs for students, and to provide for an additional program of loan insurance to be covered by agreements with the Secretary of Education.

     The Holding Company's purpose is to engage in any lawful activity, as is typical of ordinary, state-chartered, for-profit corporations.

DIVIDENDS

     Under the Sallie Mae Charter, subject to rights of holders of Sallie Mae preferred stock, dividends may be declared on shares of Sallie Mae Common Stock by the Sallie Mae Board to the extent that net income is earned and realized and the specified statutory capital ratio is satisfied.

     Under the DGCL, dividends are generally payable out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is paid and the prior year.

EXEMPTION FROM CERTAIN LAWS

     Under the Sallie Mae Charter, Sallie Mae is exempt from all state and local taxes, other than taxes on real property. Sallie Mae also is exempt from certain state and federal securities laws and from state registration requirements to do business in a particular jurisdiction. After the Reorganization, Sallie Mae would continue to have such exemptions. Sallie Mae currently undertakes to provide to its shareholders substantially all information that would otherwise be required to be provided under federal securities laws.

     The Holding Company and its other subsidiaries would not receive the benefit of any such exemptions. Consequently, all operations conducted by the Holding Company and its subsidiaries other than Sallie Mae would be subject to state and local tax liabilities. In addition, in connection with the proposed Reorganization, shares of Holding Company Common Stock have been registered under the Securities Act of 1933, as amended. Following the Reorganization, the Holding Company will issue and file all periodic reports required under federal and state securities laws, including the Securities Exchange Act of 1934, as amended, and subject to rules governing proxy solicitations.

LIMITATIONS ON DIRECTOR LIABILITY

     Under the Sallie Mae By-Laws, directors, officers and members of the Directors' Advisory Council of Sallie Mae shall not be personally liable to Sallie Mae or to shareholders for monetary damages for breach of fiduciary duty acting in their respective official capacities, provided, however, that such limitation of liability shall not apply to (a) any breach of the party's duty of loyalty to Sallie Mae or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or
(c) any transaction from which the party derived an improper personal benefit.

     The Holding Company Charter and the Holding Company By-Laws contain certain provisions limiting the liability of its directors to the extent permitted under Delaware law. Under Delaware law, a corporation may include in its certificate of incorporation, a provision eliminating or limiting the liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for certain acts concerning unlawful payment of dividends or stock purchases or redemptions under Section 174 of the DGCL; or (iv) for any transaction from which a director derived an improper personal benefit.

INDEMNIFICATION

     The Sallie Mae By-Laws generally provide that directors, officers and employees of Sallie Mae shall be indemnified to the extent permitted by the DGCL.

     The Holding Company By-Laws contain provisions that provide for indemnity of the Holding Company's officers and directors to the fullest extent permitted under Delaware law. Under Delaware law, a corporation is permitted to indemnify its officers, directors and certain others against any liability incurred in any civil, criminal, administrative or investigative proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. In addition, under Delaware law, to the extent that a director, officer, employee or agent of a company has been successful on the merits or otherwise in defense of any proceeding referred to above or in defense of any claim, issue or matter therein, he must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

SPECIAL MEETINGS OF STOCKHOLDERS

     The Sallie Mae By-Laws provide that a special meeting of stockholders may be called by either the Chairman or a majority of the directors and shall be called by the Chairman upon the written request of holders of at least one-third of the outstanding Sallie Mae Common Stock.

     The Holding Company Charter provides that a special meeting of stockholders shall be called by the Secretary upon the written request of the holders of one-third of the then outstanding capital stock of the Holding Company entitled to vote at an election of directors. In addition, the Holding Company By-Laws provide that a special meeting of stockholders shall be called by the Secretary upon the direction of either the Chairman or the President of the Holding Company, if the President of the Holding Company is a member of the Holding Company Board, or upon the written request of either a majority of the Holding Company Board or the holders of one-third of the then outstanding capital stock entitled to vote at an election of directors.

AMENDMENT OF GOVERNING DOCUMENTS

     CHARTER. The Sallie Mae Charter is contained in a federal statute and may be amended only by act of Congress. Sallie Mae stockholders have no right to amend or otherwise direct the provisions of the Sallie Mae Charter.

     An amendment to the Holding Company Charter must be authorized by the Holding Company Board and generally requires the approval of holders of the majority of all outstanding shares entitled to vote thereon at a meeting of shareholders. Certain specified amendments affecting the rights of holders of a class of securities, however, must be approved by vote of the majority of all outstanding shares of such class entitled to vote thereon, even though they ordinarily would not have voting rights. Certain limited amendments to the Holding Company Charter require only the approval of the Holding Company Board.

     BY-LAWS. The Sallie Mae By-Laws may be amended, consistent with the Sallie Mae Charter, by the majority vote of the Sallie Mae Board. Sallie Mae shareholders do not have authority to amend the Sallie Mae By-Laws.

     Under the DGCL, subject to the stockholders' right to amend the by-laws, directors can amend the bylaws only if such right is expressly conferred upon the directors in the Company's certificate of incorporation. The Holding Company Charter expressly provides the Holding Company Board with such authority.

UNITED STATES AND DELAWARE LAW

-- ANTI-TAKEOVER LAWS

     UNITED STATES. The authority of the President of the United States to appoint one-third of the Sallie Mae Board (particularly given the cumulative voting provisions contained in the Sallie Mae Charter) and to designate the Chairman of the Sallie Mae Board, as well as the authority of the federal government to amend the Sallie Mae Charter, could have a deterrent effect on a potential acquiror. In addition, because certain amendments to the Federal Deposit Insurance Act and the Federal Credit Union Act prohibit depository institutions from being affiliates of government-sponsored enterprises, such institutions are prohibited from being affiliates of Sallie Mae.

     DELAWARE. Section 203 of the DGCL generally prohibits a publicly-held Delaware company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the Company, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85 percent of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the "interested stockholder." A "business transaction" includes mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the Company's voting stock.

     The provision in the Holding Company Charter for the issuance of preferred stock with such designations, rights and preferences as the Holding Company Board may authorize may be characterized as anti-takeover in nature. Such a provision provides the Holding Company Board with greater flexibility for future financings but may also be viewed as a means to restrict takeover bids. The Holding Company Charter, however, restricts the ability of the Holding Company Board to use such a provision to adopt a stockholder "rights plan." Under the Holding Company Charter, the Holding Company Board is not permitted to adopt a stockholders "rights plan" (which for the purpose of this limitation means any arrangement pursuant to which directly or indirectly, Holding Company Common Stock or Holding Company Preferred Stock purchase rights may be distributed to stockholders that provide all stockholders, other than persons who meet certain criteria specified in the arrangement, the right to purchase Holding Company Common Stock or Holding Company Preferred Stock at less than the prevailing market price of the Holding Company Common Stock or Holding

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Company Preferred Stock), unless (i) such rights plan is ratified by the affirmative vote of a majority of the voting power of the shares of capital stock of the Holding Company then entitled to vote at an election of directors,
(ii) by its terms, such rights plan expires within thirty-seven (37) months from the date of its adoption, unless extended by the affirmative vote of a majority of the voting power of the shares of capital stock of the Holding Company then entitled to vote at an election of directors, and (iii) at any time the rights issued thereunder will be redeemed by the Holding Company upon the affirmative vote of a majority of the voting power of the shares of capital stock of the Holding Company then entitled to vote at an election of directors.

-- MERGERS

     UNITED STATES. There is no general federal merger statute. Moreover, the Sallie Mae Charter and Sallie Mae's status as a government-sponsored enterprise present various obstacles to merger activity in the absence of congressional action. The Privatization Act provides that the Reorganization must be approved by the affirmative vote of holders of a majority of the outstanding shares of Sallie Mae Common Stock.

     DELAWARE. Approval of mergers and consolidations and of sales, leases or exchanges of all or substantially all of the property or assets of a company, requires the approval of the holders of a majority of the outstanding shares entitled to vote, except that no vote of stockholders of the Company surviving a merger is necessary if: (i) the merger does not amend the certificate of incorporation of the Company, (ii) each outstanding share immediately prior to the merger is to be an identical share after the merger, and (iii) either no common stock of the Company and no securities or obligations convertible into common stock are to be issued in the merger; or the common stock to be issued in the merger plus that initially issuable on conversion of other securities issued in the merger does not exceed 20 percent of the common stock of the Company immediately before the merger. In addition, no vote is required under the DGCL to approve the merger of a parent corporation and one or more of its subsidiaries when the parent corporation owns at least 90 percent of the outstanding shares of each class of stock of all such subsidiaries.

-- DISSENTERS' RIGHTS

     UNITED STATES. Neither the Sallie Mae Charter nor the Privatization Act provides for any dissenters' rights.

     DELAWARE. Stockholders are entitled to demand appraisal of their shares in the case of mergers or consolidations, except where (i) they are stockholders of the surviving company and the merger did not require their approval under the DGCL or (ii) the Company shares are either listed on a national securities exchange or Nasdaq or held of record by more than 2,000 stockholders. Appraisal rights are available in either (i) or (ii) above, however, if the stockholders are required by the terms of the merger or consolidation to accept any consideration other than (a) stock of the Company surviving or resulting from the merger or consolidation, (b) shares of stock of another company which are either listed on a national securities exchange or held of record by more than 2,000 stockholders, (c) cash in lieu of fractional shares or (d) any combination of the foregoing. Appraisal rights are not available in the case of a sale, lease, exchange or other disposition by a company of all or substantially all of its property and assets, nor in the case of a merger of a parent corporation and one or more of its subsidiaries when the parent corporation owns at least 90 percent of the outstanding shares of each class of stock of all such subsidiaries.

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